# Strategic Marketing Solutions Ltd., LLC

## Statement of Financial Condition

## December 31, 2015

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 46,428 |
| Accounts receivable | | 603,800 |
| Prepaid expenses | | 3,645 |
| **Total Assets** | $ | 653,873 |

| | | |
|---|---|---|
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 11,700 |
| Deferred revenue | | 0 |
| **Total Liabilities** | | 11,700 |
| **Member's Equity** | | 642,173 |
| **Total Liabilities and Member's Equity** | $ | 653,873 |

See accompanying notes.